

July 7, 2014

<u>Via E-mail</u>
Long Nguyen
President and Chief Executive Officer
Stallion Synergies, Inc.
4465 38th Street
San Diego, CA 92116

  Re: Stallion Synergies, Inc.
     Registration Statement on Form S-1
     Filed June 9, 2014
     File No. 333-196599

Dear Mr. Nguyen:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering

3. Your filing indicates that you are a development stage company involved primarily in organizational activities to date with nominal assets and working capital, no revenues, no firm commitments for raising additional financing, no operations, no inventory and two part-time employees. These and other facts, including the prior Redfield Ventures offering with similar management, capital structure, and business purpose which resulted in an apparent reverse acquisition suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank-check company. As such, the offering should comply with Rule 419. Refer to Securities Act Rules Compliance and Disclosure Interpretation No. 616.02. Please revise the registration statement accordingly.

   If you believe that you do not fall within the definition of a blank check company, please supplementally provide us with a detailed explanation as to why Rule 419 does not apply. In addition, please revise your registration statement to state that you do not consider yourself a blank check company. Finally, provide us supplementally with a copy of your business plan. We may have additional comments.

Summary of Prospectus
The Offering, page 3

4. Please revise the summary of your intended use of proceeds to also note that you will apply proceeds of the offering toward purposes other than working capital, consistent with your disclosure on page 13.

Risk Factors
Risks Associated With Our Company
"We may continue to lose money . . .," page 5

5. Please include the amount of your total accumulated deficit to date in this risk factor.

Risks Associated With This Offering
"Competitors with more resources may force us out of business," page 8

6. Please include examples of your anticipated competitors in this risk factor and in your related disclosure on page 23.

"Stallion may not be able to attain profitability without additional funding . . .," page 8

7. Please note in this risk factor your currently only have $300.00 in cash.

"We may never become a fully reporting company and we may not register our common stock under the Exchange Act," page 8

8. Please note in this risk factor that once this registration statement is declared effective you will have periodic reporting obligations under the Securities Exchange Act of 1934, including filing annual, quarterly and current reports.

<u>"Our Officers and Directors may have Conflicts of Interest which may not be resolved favorably to us," page 9</u>

    9. Please state in this risk factor the other business activities your Chief Executive Officer is currently engaged in and the approximate amount of hours per week he devotes to those activities.

<u>"All of Stallion issued and outstanding common shares are restricted under Rule 144 of the Securities Act . . .," page 10</u>

    10. Please revise the sub-caption of this risk factor to state that shares purchased through this registered offering will also be subject to restrictions under Rule 144.

<u>"Stallion is selling the shares offered in this prospectus without an underwriter . . .," page 10</u>

    11. Please expand this risk factor to address the fact that without underwriter participation in your offering your potential investors will not have the benefit of due diligence activities typically performed by underwriters, such as inspecting your corporate documents and verifying the accuracy of your disclosure.

<u>"Two of our Officers are residing abroad and there is a potential difficulty in seeking legal recourse against them," page 10</u>

    12. Please expand the sub-caption and body of this risk factor to also discuss how the location of these officers outside the United States could create a material risk.

<u>"Our common stock is subject to the "penny stock" rules of the Securities and Exchange Commission . . .," page 12</u>

    13. When discussing the restrictions on trading in penny stocks, please reference the applicable rule, Rule 15g-9.

    14. You repeat the sentence beginning "Generally, brokers may be less willing to execute . . .," twice in this risk factor. Please remove one of these sentences to avoid duplication.

<u>Use of Net Proceeds, page 13</u>

    15. Please expand this discussion to state with reasonable specificity the purposes toward which you will allocate your net proceeds, e.g. rather than saying "Internet," please explain how these monies will be spent and the purpose you wish to accomplish with this allocation.

<u>Selling Shareholders, page 15</u>

16. Please reconcile the discussion concerning the June 2012 private offering with your date of incorporation in 2014.

<u>Description of Our Business, page 21</u>

17. Please describe with specificity the types of product research, consumer research, packaging research and pricing research you intend to provide to your customers.

18. Please describe how your executive officers have cultivated their business contacts.

19. Please provide specific examples of how you believe your research products could benefit your prospective customers.

20. To the extent that you have determined this, please state how you intend to price your research product offerings to these prospective customers.

<u>Financial Statements</u>
<u>Notes to the Financial Statements</u>
<u>Note 9 - Subsequent Events, page F-9</u>

21. Please revise to disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or were available to be issued. Refer to ASC 855-10-50-1.

<u>Report of Independent Registered Public Accounting Firm, page 27</u>

22. The date of inception in the scope paragraph does not agree with the date of inception in the opinion paragraph. Please have John Scrudato CPA revise their report to eliminate this inconsistency.

<u>Exhibit 23.1 Consent of John Scrudato CPA</u>

23. The consent appears to say that John Scrudato CPA has prepared the audited financial statements. Please have John Scrudato CPA explain to us if the firm prepared the audited financial statements or not. If so, tell us how the firm is independent of their client and the firm meets the requirements of Article 2 of Regulation S-X. If not, please revise the consent to eliminate this language. Also explain to us which analytical sections and conclusions in the document they have analyzed and agree as to their correctness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Abbott at (202) 551-3608 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: William G. Goode
        William G. Goode & Associates PC.
        415 E. Main Street, 3rd Floor
        Port Jefferson, New York 11777